UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 000-50608

RHINO BIOTECH LIMITED

(Translation of registrant’s name into English)

294 Heywood House

South Hill

1A AI-2640

Anguilla

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Regulation FD Disclosure

On May 4, 2022, Rhino Biotech Limited (the “Company”) released a press release announcing the completion of the acquisition of Artesian Valley Farms, LLC, a Colorado limited liability company, and Rhino Biotech, Inc., an Ohio corporation (collectively, the “Acquisitions”).  The Company previously announced the Acquisitions in a Form 6-K filed by the Company with the Securities and Exchange Commission on March 14, 2022.  A copy of the Company’s press release is filed as Exhibit 99.1 to this Form 6-K.

On May 4, 2022, the Company released a press release announcing that the Company would be presenting at the SNN Network Planet MicroCap Showcase on May 4, 2022 (the “Showcase”).  A copy of the Company’s press release is filed as Exhibit 99.2 to this Form 6-K.  A copy of the Company’s presentation at the Showcase is attached as Exhibit 99.3 to this Form 6-K.

Financial Statements and Exhibits

Exhibit 99.1	Press release, dated May 4, 2022, announcing the closing of the Acquisitions.
Exhibit 99.2	Press release, dated May 4, 2022, announcing the Company’s presentation at the Showcase.
Exhibit 99.3	The Company’s presentation to the Showcase on May 4, 2022

[Signature page to follow]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RHINO BIOTECH LIMITED

Dated: May 5, 2022	/s/ Marilyn Giulia Roosevelt
Marilyn Giulia Roosevelt
Director

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